June 13, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E. Washington, D.C. 20549

Attention: Doris Gama

Re: Assertio Holdings, Inc.
Registration Statement on Form S-4
File No. 333-272355
Request for Effectiveness

To the addressee set forth above:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement on Form S-4 so that it will become effective on June 15, 2023, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, or at such later time as Assertio Holdings, Inc. (the “Company”) or its counsel may request via telephone call to the staff. Please contact Zachary Judd of Latham & Watkins LLP, counsel to the Company, at (312) 876-6545, or in his absence, Owen Alexander at (312) 876-7654, to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

Sincerely,

Assertio Holdings, Inc.

By:	/s/ Sam Schlessinger
Sam Schlessinger
General Counsel

cc:	Zachary Judd, Latham & Watkins LLP
Owen Alexander, Latham & Watkins LLP